[redacted]

08030123

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66850

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Global Credit Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

19 Spear Road, Suite 102
(No. and Street)

Ramsey (City) NJ (State) 07446 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Vincent Priolo (201) 669-3433
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wade J. Bowden & Company, CPAs, P.C.
(Name – *if individual, state last, first, middle name*)

3150 Hwy 278, Suite 355 (Address), Covington (City), GA (State) 30014 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2008
THOMSON
FINANCIAL

SEC
Mail Processing
Section
FEB 20 2008
Washington, DC
100

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Vincent Priolo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Global Credit Partners, LLC, as of Feb. 19th, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

PAUL SCARDUFFA
NOTARY PUBLIC
STATE OF NEW JERSEY
MY COMMISSION EXPIRES APRIL 14, 2010

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GLOBAL CREDIT PARTNERS, LLC

FINANCIAL STATEMENTS FOR THE YEAR ENDED
DECEMBER 31, 2007 AND INDEPENDENT
AUDITORS' REPORT

Wade J Bowden & Company, P.C.

GLOBAL CREDIT PARTNERS, LLC

Table of Contents

Independent Auditors' Report........ 1

Financial Statements

Statement of Financial Condition........ 2

Statement of Operations........ 3

Statement of Changes in Member's Equity........ 4

Statement of Cash Flows........ 5

Notes to Financial Statements........ 6

Supplementary Schedule I - Computation of Net Capital........ 9

Independent Auditors' Report on Internal Control........ 10

WADE J BOWDEN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

INDEPENDENT AUDITORS' REPORT

To the Member and Directors
GLOBAL CREDIT PARTNERS, LLC

We have audited the statement of financial condition of Global Credit Partners, LLC as of December 31, 2007 and the related statements of operations, changes in member's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Global Credit Partners, LLC as of December 31, 2007 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wade J. Bowden & Company

Atlanta, Georgia
February 6, 2008

3150 HWY 278, SUITE 355
COVINGTON, GEORGIA 30014
PH 770-500-9798
FAX 678-868-1411
WBOWDEN@VOLCPA.COM

GLOBAL CREDIT PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2007

ASSETS

CURRENT ASSETS:		
Cash	$	125,202
Commissions receivable		334,388
Cash deposits with clearing organizations		248,857
Prepaid expenses		17,261
Total current assets		725,708
FURNITURE AND EQUIPMENT		40,956
Less accumulated depreciation		(13,646)
Furniture and equipment - net		27,310
OTHER ASSETS:		
Organizational costs, net of accumulated amortization of $945		945
Deposits		5,098
Total other assets		6,043
TOTAL	$	759,061

LIABILITIES AND MEMBER'S EQUITY

CURRENT LIABILITIES:		
Commissions payable	$	259,979
Accounts payable and accrued expenses		5,628
TOTAL LIABILITIES		265,607
MEMBER'S EQUITY		493,454
TOTAL	$	759,061

See Independent Auditors' Report and
Notes to Financial Statements.

GLOBAL CREDIT PARTNERS, LLC

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2007

COMMISSIONS	$	3,490,134
OPERATING EXPENSES:		
Employee compensation and benefits		2,643,639
Clearing		136,650
Research		111,588
Legal and professional fees		68,305
Insurance		59,764
Travel		39,869
Rent		34,265
Telephone		16,751
Office		16,426
Regulatory fees		5,960
Depreciation		5,851
Utilities		4,715
Repairs and maintenance		4,223
Postage and delivery		2,118
Computer supplies		1,466
Commissions		1,419
Amortization		378
Dues and subscriptions		263
Bank charges		130
Total expenses		3,153,780
Earnings before other income <expense>		336,354
OTHER INCOME <EXPENSE>		
Agent settlement funds received		165,000
FINRA consolidation income		35,000
Interest income		13,098
Arbitration settlement expense		(500,000)
Interest expense		(34,542)
Charitable contributions		(12,512)
Net other <expense>		(333,956)
NET INCOME	$	2,398

See Independent Auditors' Report and
Notes to Financial Statements.

GLOBAL CREDIT PARTNERS, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2007

MEMBER'S EQUITY, JANUARY 1	$	491,056
Net income		2,398
MEMBER'S EQUITY, DECEMBER 31	$	493,454

See Independent Auditors' Report and
Notes to Financial Statements.

GLOBAL CREDIT PARTNERS, LLC

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2007

OPERATING ACTIVITIES:		
Net income	$	2,398
Adjustments to reconcile net income to net cash used by operating activities:		
Depreciation and amortization		6,229
Increase in commissions receivable		(162,683)
Increase in deposits with clearing organizations		(13,939)
Decrease in prepaid expenses		2,783
Increase in commissions payable		129,651
Increase in accounts payable and accrued expenses		1,626
Net cash used by operating activities		(33,935)
FINANCING ACTIVITY - repayment of debt		(17,298)
NET DECREASE IN CASH		(51,233)
CASH AT BEGINNING OF YEAR		176,435
CASH AT END OF YEAR	$	125,202
SUPPLEMENTAL DISCLOSURES		
Interest expense and interest paid	$	34,542

See Independent Auditors' Report and
Notes to Financial Statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Global Credit Partners, LLC (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of various exchanges and became a member of the National Association of Securities Dealers (NASD) on June 20, 2005. The Company is located in New Jersey. The Company was organized as a Delaware limited liability company (LLC).

Basis of Presentation

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. The transactions recorded on a settlement-date basis will not be materially different from the trade-date basis.

Income Taxes

The Company is a limited liability company for income tax reporting purposes, and as such, is not subject to income tax. Accordingly, no provision for income taxes is provided in the financial statements.

Depreciation and Amortization

Depreciation is provided on a straight-line basis using estimated useful lives of five and seven years. Amortization is provided on a straight-line basis using an estimated useful life of five years.

Estimates

The presentation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company defines cash equivalents as highly liquid investments with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk for cash.

2. COMMISSIONS RECEIVABLE AND PAYABLE

Commission revenue is derived as the Company acting as an agent buying and selling securities on behalf of its customers. In return for such services, the Company charges a commission. Each time a customer enters into a buy or sell transaction a commission is earned by the Company for its selling and administrative efforts. For securities purchased, the commission is recorded as a receivable from customers; for securities sold, it is recorded as reductions in the payable to customers. Commissions receivable for the year ended December 31, 2007 is $334,388. Commissions payable for the year ended December 31, 2007 is $259,979.

3. RECEIVABLE - CLEARING ORGANIZATION

The amounts receivable from the clearing organization for the year ended December 31, 2007 is $248,857. The Company clears all of its customer transactions through a broker-dealer independent of the Company on a fully disclosed basis.

4. LEGAL PROCEEDINGS

During 2007, the Company was a party to a legal action which was heard by an arbitration panel with NASD dispute resolution. Claimant requested damages from the Company in excess of $1,072,924 for breach of contract. Without admitting any wrongdoing or liability, both parties agreed to settlement terms. The Company was required to pay the claimant the amount of $500,000 payable in 12 equal monthly installments of $41,666.67 on the 15th of each month commencing on January 15, 2008.

On December 21, 2007 the Company paid the entire settlement amount of $500,000 to the Company's law firm to be deposited in the attorneys' IOLTA account and disbursed in accordance with the stipulated award resolution. The Company received $165,000 as a reimbursement from the agent representing the Company in the disputed contract which is reflected on the statement of operations.

5. **OTHER INCOME <EXPENSE>**

Included in other <expense> is the $ 500,000 amount paid for the settlement, see note 4. Included in other income is $165,000 received from the agent reimbursing the Company for the arbitration settlement, note 4.

Also included in other income is $35,000 received from FINRA. The revenue was received due to the consolidation of the National Association of Securities Dealers (NASD) and the New York Stock Exchange Member Regulation. This is a one-time payment and one of the benefits of the aforementioned consolidation.

6. **NET CAPITAL REQUIREMENTS**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2007, the Company had net capital of $437,876, which was $432,876 in excess of its required net capital of $5,000. The Company's percentage of aggregate indebtedness to net capital was 60.66%.

7. **RELATED PARTY TRANSACTIONS**

The sole member's compensation was $521,960 for the year ended December 31, 2007 which is reflected on the statement of operations as employee compensation and benefits.

8. **EXEMPTIVE PROVISION**

The Company meets all of the requirements for exemption from SEC Rule 15c3-3 with regard to the computation for determination of reserve requirements. The Company does not hold funds or securities for, or owe money or securities to, customers.

GLOBAL CREDIT PARTNERS, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2007

SCHEDULE 1

TOTAL MEMBER'S EQUITY QUALIFIED FOR NET CAPITAL	$ 493,454
DEDUCTIONS AND/OR CHARGES:	
Nonallowable assets:	
Furniture and equipment - net	(27,310)
Prepaid expenses	(17,261)
Deposits	(5,098)
Organizational costs-net	(945)
Other securities	(4,964)
NET CAPITAL	$ 437,876
AGGREGATE INDEBTEDNESS:	
Commissions payable	259,979
Accounts payable and accrued expenses	5,628
Total aggregate indebtedness	265,607
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT -	
Minimum net capital required	5,000
Excess net capital	432,876
Excess net capital at 1,000 percent	411,315
Percentage of aggregate indebtedness to net capital	60.66%
RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part II of Form X-17A-5 as of December 31, 2007):	
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 438,130
Audit adjustment to increase expenses	(254)
NET CAPITAL, ABOVE	$ 437,876

See Independent Auditors' Report

WADE J BOWDEN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

REPORT ON INTERNAL CONTROL
REQUIRED BY SECURITIES EXCHANGE COMMISSION (SEC) RULE 17A-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM (SEC) RULE 15C3-3

Board of Directors
GLOBAL CREDIT PARTNERS, LLC

In planning and performing our audit of the financial statements and supplementary schedule of Global Credit Partners, LLC (the "Company"), as of and for the year ended December 31, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

3150 HWY 278, SUITE 355
COVINGTON, GEORGIA 30014
PH 770-500-9798
FAX 678-868-1411
WBOWDEN@VOLCPA.COM

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities that we consider to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate as of December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be used by anyone other than these specified parties.

Wade J. Bowden & Company

Atlanta, Georgia
February 6, 2008

END